Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Marinus Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-239785, 333-233131, 333-219613 and 333-200701) on Form S-8 and registration statements (Nos. 333-239780 and 333-237903) on Form S-3 of Marinus Pharmaceuticals, Inc. of our report dated March 16, 2020, except for the reverse stock split described in Note 1, as to which the date is March 9, 2021, with respect to the consolidated balance sheet of Marinus Pharmaceuticals, Inc. as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2019, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Marinus Pharmaceuticals, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 9, 2021